U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Inform[illegible] [illegible]ealers
Pursuant to Sec[illegible] [illegible]ge Act of 1934

02003393

SEC FILE NO
8-52689

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Knight Execution Partners LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 West Jackson,
10th Floor
(No. and Street)

Chicago	Illinois	55615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mogilevsky (952) 249-5500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-15

OATH OR AFFIRMATION

I, Charles Mogilevsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Knight Execution Partners LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer:

Charles Mogilevsky
Chief Financial Officer

Notary Public

DIANE M HESSLUND
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	Independent Auditors' Supplementary Report on Internal Control Required by rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Knight Execution Partners LLC

Statement of Financial Condition

December 31, 2001

(Available for Public Inspection)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of
Knight Execution Partners LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Execution Partners LLC (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Knight Execution Partners LLC

Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 2,833,764
Receivables:	
Order flow and execution	2,078,581
Clearing broker and other broker-dealers	33,666
Due from affiliates	665,950
Other assets	107,075
Total assets	$ 5,719,036

LIABILITIES AND MEMBER'S EQUITY

Payables for order flow and execution	$ 540,000
Accounts payable, accrued expenses and other liabilities	1,426,465
Due to affiliates	156,483
Total liabilities	2,122,948
Member's equity	3,596,088
Total liabilities and member's equity	$ 5,719,036

The accompanying notes are an integral part of this financial statement.

Knight Execution Partners LLC

Notes to the Statement of Financial Condition

1. **Organization and Description of the Business**

Knight Execution Partners LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and a member of the Options Clearing Corporation. The Company functions in an agency capacity as an order routing and execution firm on the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Exchange and the International Stock Exchange.

On April 1, 2001, the Company reorganized from a wholly owned subsidiary of an affiliate to a single member limited liability company whose sole member is KFP Holdings I LLC (the "Parent"), whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. **Significant Accounting Policies**

Cash and Cash Equivalents

Cash and cash equivalents represent money market bank accounts which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Revenue and Related Expense Recognition

Execution commissions and related expenses, including clearance fees, are recorded on a trade date basis.

Order flow revenue represents payments received from specialists on exchanges for order flow directed to their posts. Payments for order flow represent payments to other broker-dealers or institutions for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Knight Execution Partners LLC

Notes to the Statement of Financial Condition, Continued

3. Related Parties

In the ordinary course of business, the Company directs order executions ("order flow") to an affiliate's specialist posts on various options exchanges.

The Company pays certain space costs and operating expenses on behalf of an affiliate and is reimbursed for such payments. Overhead expenses are allocated to the Company by its ultimate parent based on a percentage of net capital.

4. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to monitor the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines, which are monitored on a daily basis.

The Company may enter into transactions in derivative financial instruments (primarily exchange traded and index options) in order to facilitate customers' trading activities.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2001, the Company had net capital of $2,124,490 which was $1,982,959 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

6. Employee Benefit Plans

An affiliate of the Company sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all of the Company's employees are eligible to participate. Under the terms of the plan, the company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limitations

Certain employees of the Company participate in KTG's stock option and award plan, which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant stock options at an exercise price not less than the market value of KTG's common stock on the day prior to the grant date. KTG applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock options and awards. Disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, are included in the 2001 Annual Report of KTG.

Knight Execution Partners LLC

Notes to the Statement of Financial Condition, Continued

7. **Income Taxes**

Effective June 1, 2001 the Company is treated as a disregarded entity for tax purposes.

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2001 primarily relates to employee compensation and benefits.